Exhibit 99.1

ASX ANNOUNCEMENT

15 March 2013

US patent re-examination update

Melbourne, Australia; 15 March 2013: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that the United States Patent and Trademark Office (“USPTO”) has now issued an action reaffirming the validity of certain claims contained in the Company’s U.S. Patent No. 5,612,179 (the ‘179 patent) directed to non-coding deoxyribonucleic acid (DNA).

As announced by the Company on 9 July 2012, GTG had received formal notification from the USPTO that it had received and granted a request for ex parte re-examination of claims 1-18 and 26-32 of the ‘179 patent based upon a submission by Merial L.L.C. of Duluth, Georgia (“Merial”).  Merial is currently a defendant in an action originally brought by the Company in Colorado, USA (as filed in May 2011 in US District Court, for the District of Colorado) for infringement of the ‘179 patent.  That action currently is pending in Delaware Federal District Court.

In its formal notification to the Company, the USPTO stated that “claims 1-18 and 26-32 of the ‘179 patent are confirmed and claims 19-25 and 33-36 are not reexamined”.

“The successful resolution of the re-examination of one of our key patents will once again reinforce the strength of the Company’s non-coding patent portfolio”, said GTG Chief Executive Officer, Ms. Alison Mew.  “With the removal of what some potential licensees have apparently used as a reason to delay settlement discussions, we hope that such negotiations will now resume in earnest, with further licenses to our technology then being granted”, Ms. Mew said.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Ms. Alison J. Mew	Laura Forman (USA)
Chief Executive Officer	Blueprint Life Science Group

Genetic Technologies Limited	+1 (415) 375 3340, Ext. 103
Phone: +61 3 8412 7000

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees and  of 1995. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040